DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
8/7/06

1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos
2. CHECK THE BOX IF MEMBER OF A GROUP a[ ] b[ ]
3. SEC USE ONLY
4. SOURCE OF FUNDS WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) []
6. CITIZENSHIP OR PLACE OF ORGANIZATION USA
7. SOLE VOTING POWER
NA
8. SHARED VOTING POWER
NA
9. SOLE DISPOSITIVE POWER
NA
10. SHARED DISPOSITIVE POWER NA
11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,766,300
12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []
13. PERCENT OF CLASS REPRESENTED BY ROW 11
6.33%
14. TYPE OF REPORTING PERSON
IA

1. NAME OF REPORTING PERSON
Phillip Goldstein and Andrew Dakos
2. CHECK THE BOX IF MEMBER OF A GROUP a[ ] b[ ]
3. SEC USE ONLY
4. SOURCE OF FUNDS WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) []
6. CITIZENSHIP OR PLACE OF ORGANIZATION USA

7. SOLE VOTING POWER
48,000
8. SHARED VOTING POWER
1,573,100
9. SOLE DISPOSITIVE POWER
64,900
10. SHARED DISPOSITIVE POWER 1,573,100
11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,766,300
12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []
13. PERCENT OF CLASS REPRESENTED BY ROW 11
6.33%
14. TYPE OF REPORTING PERSON
IA


This statement constitutes amendment No.1 to the Schedule 13D filed on March 16, 2006. Except as specifically set forth herein, the Schedule 13D remains unmodified.


ITEM 4. PURPOSE OF TRANSACTION
On August 3, 2006, the issuer's counsel sent a letter to Mr. Goldstein relating to a shareholder proposal submitted by Opportunity Partners on July 20, 2006. Opportunity Partners responded on August 7, 2006. Both letters are attached.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the proxy statement filed on 01/10/2006 there were 27,924,294 shares of FT outstanding as of 12/16/05. The percentage set forth in item 5 was derived using such number. Bulldog Investors, Phillip Goldstein and Andrew Dakos collectively beneficially own an aggregate of 1,766,300 shares of FT or 6.33% of the outstanding shares.
Power to dispose of and vote securities resides jointly with Mr. Goldstein and Mr. Dakos for 1,573,100 shares. Power to dispose of and vote securities resides solely with Mr.
Goldstein for 48,000 shares.   Power to dispose of securities
resides solely with Mr. Goldstein for 16,900. Power to dispose of and vote securities resides solely with Mr. Dakos for 128,300 shares.

c) During the past 60 days the following shares of FT were sold (there were no purchases):

Date		#Shares	Price

6/23/2006	-1,200	6.35
7/12/2006	-3800	6.32
7/13/2006	-6200	6.341
7/13/2006	-900	6.35
7/14/2006	-3400	6.34
7/17/2006	-7,600	6.3507
7/17/2006	-10000	6.35
7/27/2006	-10000	6.42
7/27/2006	-3400	6.42



d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.
e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1.
Letter to the Board of Trustees
Exhibit 2.
Letter to the General Counsel


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 8/8/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name:	Andrew Dakos


Exhibit 1.



Opportunity Partners L.P.
60 Heritage Drive,
Pleasantville, NY 10570
(914) 747-5262
Fax: (914) 747-5258
oplp@optonline.net

July 20, 2006

The Board of Trustees
Franklin Universal Trust
One Franklin Parkway
San Mateo, CA 94403

Dear Board Members:

Opportunity Partners L.P. is the beneficial owner of shares of Franklin Universal Trust (the "Trust") with a market value in excess of $2,000.00 and is a member of a group that has filed a schedule 13D. We have held our shares for at least 12 months and intend to hold them through the next annual
meeting.   We hereby submit the following proposal and
supporting statement pursuant to rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy materials for the next meeting of stockholders.

RESOLVED: The shareholders of Franklin Universal Trust (the "Trust") request that the Board of Trustees promptly take the steps necessary to open end the Trust or otherwise enable shareholders to realize net asset value ("NAV") for their shares.

Supporting Statement

Despite a share repurchase program the shares of the Trust have continued to trade at a significant discount to NAV.
For example, on July 19, 2006 the Trust's stock closed at $6.30, a 9.1% discount from its net asset value of $6.93.

Open-ending the Trust would allow all shareholders to obtain a higher price for their shares whenever they decide to sell. In 2005 the same Trustees that serve on the Trust's board recommended that another closed-end fund, Franklin Multi-Income Trust ("FMI") merge into Franklin Income Trust, an open-end fund because FMI had been trading at a persistent discount to NAV. Shareholders of FMI subsequently approved the transaction and FMI's discount was permanently eliminated.

We think the time is right to permanently eliminate the Trust's discount to NAV. If you agree, please vote in favor of this proposal.


Very truly yours,


Phillip Goldstein

President
Kimball & Winthrop, Inc.
General Partner


Exhibit 2.

Opportunity Partners L.P.
60 Heritage Drive,
Pleasantville, NY 10570
(914) 747-5262
Fax: (914) 747-5258
oplp@optonline.net

August 7, 2006

Bruce G. Leto
Stradley Ronan Stevens & Young, LLP
2600 One Commerce Street
Philadelphia, PA 19103-7098

Franklin Universal Trust (the "Trust")

Dear Mr. Leto:

I am responding to your letter dated August 3, 2006 in which you asked me to clarify the relationship among Opportunity Partners L.P., Bulldog Investors and Andrew Dakos and me. Mr. Dakos and I are principals of (a) Kimball and Winthrop, Inc. which is the general partner of Opportunity Partners L.P. and (b) Bulldog Investors which is a hedge fund complex comprised of Opportunity Partners, Full Value Partners and Opportunity Income Plus Partners.

In order to address your concerns about the ownership of the Trust's shares by Opportunity Partners L.P., we will file an amended Schedule 13D that will include both this letter and our letter of July 20, 2006 in which we submitted a rule 14a-8 proposal as attachments.


Very truly yours,



Phillip Goldstein

President
Kimball & Winthrop, Inc.
General Partner